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EXHIBIT 12

CENTERPOINT PROPERTIES TRUST AND SUBSIDIARIES
MARGIN ANALYSIS (ADJUSTED FOR OUT OF SERVICE PROPERTIES)
(in thousands)

	Twelve Months Ended December 31
	2002	2001	2000
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenue margin:
Minimum rents, straight-line rents, expense reimbursements and mortgage interest income from in-service properties	$143,824	$149,327	146,074
Less adjusted expense reimbursement (adjusted for gross leases and expense stops)	(33,111)	(35,926)	(35,960)

Adjusted operating and investment revenue	110,713	113,401	110,114
Less real estate taxes and property operating and leasing expenses(1)	(51,195)	(50,440)	(49,759)
Add back adjusted expense reimbursement	33,111	35,926	35,960

Net revenue	$92,629	$98,887	$96,315
Net revenue margin(2)	83.67%	87.20%	87.47%
Rolling four quarter average	83.67%	87.20%	87.47%
Adjusted EBITDA margin:
Net income available to common shareholders	$65,302	$17,907	$44,581
Add back:
Interest incurred, net	28,752	30,778	30,976
Interest incurred, net from discontinued operations	1,123	—	—
Preferred dividends	10,090	10,090	10,105
Depreciation and amortization	33,623	33,667	31,764
Depreciation and amortization from discontinued operations	1,172	1,724	1,190
Amortization of deferred financing costs	2,918	2,376	2,155
Extraordinary item	—	1,616	—
Provision for income taxes (expense) benefit	3,223	1,136	—
Provision for income taxes (expense) benefit from discontinued operations	26	3	—
Less:
Depreciation on sold properties	(5,647)	(6,877)	(8,218)

Adjusted EBITDA	$140,582	$92,420	$112,553
Adjusted EBITDA margin(3)	86.55%	57.67%	73.68%
Rolling four quarter average	86.55%	57.67%	73.68%
NOI margin:
Total operating and investment revenue	$144,470	$149,740	$146,074
Less:
Real estate taxes	28,824	29,036	30,371
Property operating and leasing(1)	22,637	21,585	20,159

Net operating income	$93,009	$99,119	$95,544
Net operating income margin (NOI margin)(4)	64.38%	66.19%	65.41%
Rolling four quarter average	64.38%	66.19%	65.41%

(1)
Excludes the effect of the one-time non cash charge from vesting of stock grants.

(2)
Net revenue margin is calculated as net revenue / adjusted operating and investment revenue (adjusted operating and investment revenue does not include expense reimbursements; expenses are net of expense reimbursements).

(3)
Adjusted EBITDA margin is calculated as adjusted EBITDA / total revenue before the effect of FAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Asset.

(4)
Net operating income margin is calculated as net operating income / total operating and investment revenue.

F-54

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  EXHIBIT 12